UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ENTRY INTO MATERIAL AGREEMENTS

Note Purchase Agreement

On January 25, 2024, Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), entered into a note purchase agreement (the “Purchase Agreement”) with an existing shareholder of the Company (the “Investor”), pursuant to which, the Company agreed to issue a promissory note (the “Note”) with a principal amount of $4,630,000 and an interest rate of 16% per annum.

Global Pacific Securities US Inc. (“Global Pacific”) has acted as the lead advisor of the Company for the transaction contemplated in the Purchase Agreement, and the Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds and to reimburse Global Pacific for its accountable expenses up to $30,000.

A copy of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Purchase Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement.

Note

The Note was issued on January 29, 2024 and will mature in nine months after its issuance. The Company can, from time to time, prepay all or any portion of the outstanding balance of the Note prior to its maturity date.

The Company agreed that, while the Note is outstanding, it will not, and will cause its subsidiaries not to, effect or enter into any agreement to incur, create, assume or permit to exist any indebtedness as evidenced by bonds, debentures, notes or similar instruments, except for the existing indebtedness on the date of the issuance of the Note.

In addition, the Company may not assign the Note without prior written consent of the Investor. The Investor may be sold, assigned or transferred by the Investor without the Company’s prior written consent. However, in the event that the Company has identified any individual(s) or entity(ies) that is satisfactory to the Company, to purchase the Note from the Investor, the Investor agreed to use his best efforts to sell, transfer and assign the Note to such individual or entity identified by the Company within ten (10) calendar days following receipt of a written notice from the Company, at a price that equal to the outstanding balance of the Note.

A copy of the the Note is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Note is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Note.

Share Pledge Agreement

To induce the Investor to enter into the Purchase Agreement, Weilai Zhang, our CEO and Chairman of the board (the “Pledgor”), agreed to enter into a share pledge agreement with the Investor, on January 25, 2024 (the “Pledge Agreement”), to pledge all Class B ordinary shares of the Company, no par value (“Class B ordinary shares”) owned by him, including any additional Class B ordinary shares issued to him while the Note is outstanding, and any proceeds thereof (collectively, the “Pledged Collateral”), to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the Purchase Agreement (“Secured Obligations”).

The security interested created pursuant to the Pledge Agreement should remain in full force and effect until the indefeasible payment and satisfaction in full of the Secured Obligations, or the assignment of the Secured Obligations to a third party by the Investor, at which time the Pledge Agreement shall terminate and all rights to the Pledged Collateral should be reverted to the Pledgor.

A copy of the Pledge Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Pledge Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Pledge Agreement.

SUBMITTED HEREWITH

Exhibits:

4.1	The Note, dated January 29, 2024
10.1	The Purchase Agreement, dated January 25, 2024
10.2	The Pledge Agreement, dated January 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: January 29, 2024